Slopestyle Corporation

1111 Hughes Court

Wylie, Texas 75098

(972) 442-4314

Ms. Peggy Kim

August 28, 2006

Mr. Scott Anderegg

U.S. Securities & Exchange Commission

100 F Street NE

Washington, DC 20549

RE:

Slopestyle Corporation

Form SB-1

File No. 333-132082

Dear Ms. Kim and Mr. Anderegg:

Following are responses to your comment letter dated August 18, 2006.

Summary Financial Data

1.

This section has been updated to include a column for June 30, 2005, the comparable period for the prior year (page 2)

Dilution

2.

Book value presented is reflective of the book value of June 30, 2006 (page 7 - 8)

Capitalization

3.

This section has been updated in the first sentence to read June 30, 2006 (page 22)

Exhibits

4.

Updated auditors’ consent are included with the filing.

Please call me if you need any further clarification on any of these answers.

Sincerely,

/s/ Reed T. Buley

Reed T. Buley

President